FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For June 12, 2006
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                         Form 20-F [ X ]     Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                 EXHIBIT INDEX


   Exhibit         Date                    Description of Exhibit
   -------         ----                    ----------------------

    1         2006/06/12     Convocation Notice of the 14th Ordinary General
                             Meeting of Shareholders of Internet Initiative
                             Japan Inc.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Internet Initiative Japan Inc.




Date:  June 12, 2006               /s/ Koichi Suzuki
                                   ---------------------------------------------
                                   Koichi Suzuki
                                   President, Chief Executive Officer and
                                   Representative Director

EXHIBIT 1
---------

                         Convocation Notice of the 14th

                    Ordinary General Meeting of Shareholders




                                       of




                         Internet Initiative Japan Inc.











--------------------------------------------------------------------------------
This document is the English translation of the "Convocation notice of the 14th ordinary general meeting of shareholders"("Dai ju-yonkai teiji kabunushi sokai shoshu gotsuchi") of Internet Initiative Japan Inc. ("IIJ" or "the Company") to be held on June 28, 2006.

CAUTIONARY NOTES
----------------


Note 1: This document contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about our future plans that involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in "Item 3.D: Risk Factors" of our Annual Report on Form 20-F dated August 3, 2005 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievement or financial position expressed or implied by these forward-looking statements.

Note 2: This document has been prepared pursuant to the requirements of the Corporation Law of Japan. Financial Statements have been prepared in accordance with generally accepted accounting principles in Japan, which differ in certain respects from generally accepted accounting principles in the United States. Also, Financial Statements included in this document are non-consolidated base which differ from consolidated ones which IIJ should file with the U.S. Securities and Exchange Commission as Form 20-F.

Note 3: The ADRs holders shall instruct The Bank of New York to exercise its voting right represented by the shares underlying their ADRs but they may only provide their instructions to The Bank of New York. Otherwise, they are not entitled to exercise any voting right unless they cancel their ADRs and withdraw the shares. This means they may not be able to exercise any voting right for IIJ and attend the ordinary general meeting of shareholders of IIJ.

                                                                   June 12, 2006

TO OUR SHAREHOLDERS:
                                    Koichi Suzuki
                                    Representative Director
                                    Internet Initiative Japan Inc.
                                    1-105, Kanda Jinbo-cho, Chiyoda-ku,
                                    Tokyo, Japan


                              CONVOCATION NOTICE OF
                THE 14TH ORDINARY GENERAL MEETING OF SHAREHOLDERS


     You are hereby requested to attend the 14th ordinary general meeting of shareholders of Internet Initiative Japan Inc. ("IIJ" or "the Company",) which is to be held as stated below.
     In the event you are unable to attend the meeting, after reviewing the referential documents below, you may exercise your voting rights by indicating approval or disapproval on the voting form attached hereto and sending it or by accessing the voting web site (Japanese only) containing the voting form. The voting form through the Internet must be received by 5:30 p.m., Tuesday, June 27, 2006 at the latest.

1.     Date and time:               10:30 a.m., June 28, 2006 (Wednesday)

2.     Place:                       KKR Hotel Tokyo
                                    11th floor, Room Kujaku
                                    1-4-1, Otemachi, Chiyoda-ku, Tokyo, Japan

3.     Agenda of the meeting:

Subjects to be reported:

     Reports on the business report, balance sheet and income statement of the 14th fiscal year (from April 1, 2005 to March 31, 2006)

Subjects to be resolved:

     Item 1: Approval of the proposal for appropriation of loss for the 14th fiscal year
     Item 2: Reduction of additional paid-in capital
     Item 3: Reduction of common stock
     Item 4: Amendments to the Articles of Incorporation
     Item 5: Election of six directors
     Item 6: Election of a statutory auditor
     Item 7: Granting of retirement allowance to a retiring statutory auditor

4.   Notice to Shareholders

     With regard to the documents attached hereto, if there are any changes to be notified to the shareholders up to the day prior to the ordinary general meeting of shareholders, you may be notified by mail or IIJ's web site at http://www.iij.ad.jp/IR/ .(Japanese only)

(Attachment)
                    Business Report for the 14th Fiscal Year
                     (For April 1, 2005 to March 31, 2006)
                         (Non-consolidated, Japan GAAP)

1.       Summary of Business

(1) Progress and Results of Business
        General Business Environment
            During the fiscal year ended March 31, 2006, Japan's economy saw improved corporate earnings with increased capital investment, and a gentle rise in consumer spending, and while we must be cautious of the effects of rising crude oil prices, the economic recovery is generally continuing in Japan.
          In the data communications markets in which the IIJ group ralates, network usage increases dramatically as broadband networks continued to spread. Bolstered by these trends and the improving economy, companies are utilizing effectively network systems including the Internet in their mission critical business network systems, therefore, our understanding is that the demand for reliable network services is continuing to grow. IP technology seems to be becoming one of the important elements in the social infrastructure of the future, and while telecommunications and broadcasting are expected to convert to IP-based technology in the near future, it has also expose many new challenges inherent to the Internet, such as how to maintain security and deal with the increased traffic.

         Business Conditions
          In 1992, the Company was established as a pioneer in the Internet service provider industry in Japan, and ever since, it has been using its advanced Internet-related technological expertise to develop and provide reliable network services and products. We provide services to approximately 6,500 medium- and large-size companies, and we are gaining market recognition as one of leading Internet providers as our business evolves. As network systems become more diverse, the needs for both outsourcing and systems integration are growing amongst our customers, and during this fiscal year, backed by a good economic environment, we have begun actively providing high value-added network services and products, starting with network solutions and systems integration services. The network solutions lineup including many new services such as IIJ Quarantine Network Solution, IIJ DDoS Solution Service, and IIJ Internet-LAN Service, responds comprehensively customers' demands for a high reliability.

         Business Results for IIJ and the IIJ Group
          During the fiscal year ended March 31, 2006, the Company continued to focus sales efforts in outsourcing and systems integration services from the previous year. The Company also developed Internet-based VPN services for companies with multiple locations, using the IIJ-developed router "SEIL" and the SEIL Management Framework (SMF)--a centralized management platform that automatically configures SEIL routers--to provide total network systems design, construction, and operations. The Company began providing SMF as an OEM service to multiple telecommunications carriers, and a patent was obtained for this proprietary technology. In addition, the number of large-scale network systems construction and operation projects increased, as did the number of consulting projects.
          On the costs and expenses, percentage of costs remained the same level as the previous year, with the cost of revenues increasing due to the increased cost of systems integration services, and SG&A increasing due to the increased personnel expenses and advertising expenses.
         As a result of these activities, IIJ's non-consolidated operating results for the fiscal year ended March 31, 2006, amounted to total revenues of 37,457,565 thousand yen (11.1% increase YoY), operating income of 845,581 thousand yen (32.5% increase YoY), and ordinary income of 737,161 thousand yen (72.4% increase YoY), the Company increased both in sales and profit. There was net income of 4,231,131 thousand yen (57.0%
      increase YoY) due in part to gain on sales of investments in securities.
          The IIJ group's consolidated operating results for the fiscal year ended March 31, 2006, revenues of 49,812,584 thousand yen (19.4% increase
      YoY), operating income of 2,411,144 thousand yen (93.3% increase YoY) and income before income taxes and net income amounted to 5,378,559 thousand yen (70.8% increase YoY) and 4,753,570 thousand yen (63.6% increase YoY ), respectively.

         The IIJ Group Reorganization
          The Company is offering total network solution services to our customers as a unified group. In order to strengthen its capacity to provide solutions and streamline group management, the Company acquired IIJ Media Communications Inc. ("IIJ-MC") (part of IIJ-MC's business was acquired by IIJ's subsidiary, IIJ Technology Inc. ("IIJ-Tech") in October 2005. The Company also acquired equity-method affiliate Asia Internet Holding Co., Ltd.

          In addition, the Company and Konami Corporation("Konami") established a joint venture company in February 2006, Internet Revolution Inc. to manage a comprehensive portal site, which includes online games, and made it an equity-method affiliate company of IIJ (Konami's subsidiary).

          Corporate Governance
          The Company is aware of the importance of strengthening and enhancing substantial corporate governance to continue maximizing corporate value and to fulfill our mission to support and operate the Internet as a vital element of social infrastructure. The Company's ADRs have been listed on the NASDAQ National Market, and as such the Company must comply with the Sarbanes-Oxley Act ("SOX Act") of 2002. The Company has appointed outside directors and auditors, and has strengthened management oversight function by strengthening the authority of the board of statutory auditors. Also based on requirements of the SOX Act, CEO and CFO of the Company to submit certifications as to the accuracy of the annual report on the Form 20-F to the US SEC, including financial statements in US GAAP, the Company has appointed a financial expert to the board of statutory auditors; it has the board of statutory auditors oversee the appointment of the auditors, it adopted a code of ethics; and it operates an internal reporting system by the board of statutory auditors. The Company is preparing for establishment of a new internal control system to be audited from the fiscal year ending March 2007.

(2) Capital Investment
           The Company's capital investment is mainly for purchases of network equipment for operating highly reliable network systems. The Company's general strategy is to lease non-current assets rather than own them. In this fiscal year, the Company signed new lease agreements for 2,317 million yen worth of capital equipment, primarily routers, servers, and other networking equipment. Capital spending also included cost for the development of back-office systems. The total capital investment during this fiscal year was 687 million yen.

(3) Financing
          The Company listed its shares on the TSE Mothers market in December 2005, issued of 12,500 shares anew by public offering and raised 6,137 million yen (The issue price per share was 490,955 yen).

(4) Issues Facing the Company
         Though the Company is in a favorable market environment and its management results are improving, with further market opportunities in the network development by taking advantage of increasing network utilized by corporations and government and other public offices, the Company is aware that it is important to bolster the business foundation of the Company and the IIJ group affiliates by continuing to provide highly reliable and competitive services. In the coming fiscal year, the Company aims to continue to increase revenues and improve earnings by actively focusing on R&D, providing new services, expanding business tie-ups through strategic investments, and strengthening corporate governance.
         The Company is also aware of the necessity to acquire and train competent engineers and sales persons to support this continuous growth, and to this end the Company is focusing on the employment and training of new college graduates. For new graduates, the Company hired 29 graduates during this fiscal year, and there are 49 new graduates joining the Company in April 2006.

         We sincerely hope that we can count on further support and encouragement from our shareholders.

(5) Operating results and changes in properties

                                                                                                       (Thousand Yen)
------------------------------------ -------------------- -------------------- ------------------- -------------------
                                      11th Fiscal Year     12th Fiscal Year     13th Fiscal Year    14th Fiscal Year
------------------------------------ -------------------- -------------------- ------------------- -------------------
                                           FY 2002              FY 2003             FY 2004             FY 2005
------------------------------------ -------------------- -------------------- ------------------- -------------------
Total revenues                                34,188,460           31,198,882          33,711,448          37,457,565
------------------------------------ -------------------- -------------------- ------------------- -------------------
Ordinary income (loss)                        (2,272,580)          (1,160,249)            427,534             737,161
------------------------------------ -------------------- -------------------- ------------------- -------------------
Net income (loss)                            (13,765,686)         (11,119,956)          2,695,582           4,231,131
------------------------------------ -------------------- -------------------- ------------------- -------------------
Net income (loss) per share                  (612,352.62)         (350,136.34)          70,270.65           21,597.37
                                                     yen                  yen                 yen                 yen
------------------------------------ -------------------- -------------------- ------------------- -------------------
Total assets                                  29,930,475           33,487,342          27,421,362          36,293,548
------------------------------------ -------------------- -------------------- ------------------- -------------------
Total shareholders' equity                      (452,748)           4,922,498           9,141,147          18,222,867
------------------------------------ -------------------- -------------------- ------------------- -------------------
Total shareholders' equity per                (20,140.05)          128,323.72          238,298.93            89,196.61
share                                                yen                  yen                 yen                 yen
------------------------------------ -------------------- -------------------- ------------------- -------------------

(Notes)

     (a) Total shareholders' equity per share are calculated based on the number of shares outstanding as of the balance sheet dates. Net income
          (loss) per share is calculated based on the average number of shares outstanding during the fiscal year.
     (b) The significant amount of net losses in the 11th fiscal year and 12th fiscal year stemmed mainly from impairment losses on investment in and deposits for, and loans to Crosswave Communications Inc. (11th fiscal year: 11,171,154 thousand yen, 12th fiscal year: 10,907,677 thousand yen), which is formerly an equity-method investee of IIJ.
     (c) During the 14th fiscal year, a 1 to 5 stock split for common stock has been made on October 11, 2005. As for the calculation of the average number of outstanding shares, per share data is calculated by deeming that the stock split was conducted at the beginning of the fiscal year ended March 31, 2006, and the past per share data of the previous financial years are not adjusted retroactively.
     (d) The detailed descriptions of the business for the 14th fiscal year are as set forth in "(1) Progress and Results of Business" and "(3) Financing".

2.    Summary of the Company (as of March 31, 2006)

(1)   Main businesses

      To provide Internet connectivity services, outsourcing services related to network solutions, systems integration and equipment sales.

(2)   Shares

1. Number of total shares authorized to be issued: 377,600 shares
2. Number of total shares outstanding:             204,300 shares
   (Notes)
     (a) A 1 to 5 stock split for common stock was made on October 11, 2005 which resulted in the increase of the number of the total shares outstanding by 153,440.
     (b) Issuance of new shares by public offering was made on the paymanet date set on December 1, 2005 which resulted in the increase of the number of the total shares outstanding by 12,500.
3. Number of shareholders at the end of this fiscal year: 5,458
4. Major shareholders:

------------------------------------------------------------- ------------------------------- ---------------------------
                      Shareholder name                          Investment in the Company     Investment by the Company
                                                                                                 in each shareholder
------------------------------------------------------------- ------------------------------- ---------------------------
                                                                 Number of          Share         Number of     Share
                                                                  shares           holding          shares     holding
                                                                   held             ratio           held        ratio
------------------------------------------------------------- ------------------- ----------- --------------- -----------
Nippon Telegraph and Telephone Corporation                         50,475 shares      24.71%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
Hero and Company(note)                                             40,786 shares      19.96%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
Koichi Suzuki                                                      12,515 shares       6.13%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
Itochu Corporation                                                 10,430 shares       5.11%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
NTT Communications Corporation                                     10,200 shares       4.99%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
Sumitomo Corporation                                                8,559 shares       4.19%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
The Dai-ichi Mutual Life Insurance Company                          6,365 shares       3.12%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
Mizuho Corporate Bank, Ltd.                                         3,560 shares       1.74%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
The Bank of Tokyo-Mitsubishi UFJ, Ltd.                              3,430 shares       1.68%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
Sumitomo Mitsui Banking Corporation                                 3,030 shares       1.48%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------

(Note) Hero and Company is the nominee of The Bank of New York, which is the depositary of IIJ's ADRs, and the number of shares held by Hero and Company is equivalent to the number of ADRs outstanding.

(3) Stock Acquisition Rights
    Stock options which we have issued pursuant to Article 280-19, Paragraph 1 of the former Commercial Code are described in notes to the balance sheet.

(4) Employees

------------------------- -------------------------- ------------------------------- ------------------------------------
        Category             Number of employees              Average age                 Average years of service
------------------------- -------------------------- ------------------------------- ------------------------------------
          Male                          404                            33.4                      5.0
------------------------- -------------------------- ------------------------------- ------------------------------------
         Female                         109                            32.8                      4.6
------------------------- -------------------------- ------------------------------- ------------------------------------
    Total or average                    513                            33.3                      4.9
------------------------- -------------------------- ------------------------------- ------------------------------------

(Note) The above figures include employees and contracted employees, do not include staff members on loan from other companies.

(5)       Business combination
(a)       Significant subsidiaries

---------------------------------- ---------------------- ------------------- --------------------------------------------
         Name of company                  Capital           Share holding                  Primary business
                                      (thousand yen)            ratio
---------------------------------- ---------------------- ------------------- --------------------------------------------
IIJ Technology Inc.                      2,261,750              72.1%         Design, development, construction and
                                                                              operation and maintenance of systems
---------------------------------- ---------------------- ------------------- --------------------------------------------
IIJ America Inc.                      USD2,530,000.00           97.6%         Build of backbone networks and Internet
                                                                              connectivity services in the U.S.
---------------------------------- ---------------------- ------------------- --------------------------------------------
Net Care, Inc.                           1,000,000              57.0%         Network operation, customer service
                                                                              support and call center
---------------------------------- ---------------------- ------------------- --------------------------------------------
IIJ Financial Systems Inc.                50,000                72.1%         Systems integration and outsourcing
                                                                              service to securities firms
---------------------------------- ---------------------- ------------------- --------------------------------------------

(Note) The shareholding ratio in IIJ America Inc. includes indirectly owned shares. The shareholding ratio in IIJ Financial systems Inc. entirely consists of indirectly owed shares.

(b)       History of business combination
In October 2005, IIJ Media Communications Inc.("IIJ-MC"), IIJ's former significant subsidiary, was merged into IIJ after a portion of IIJ-MC's systems integration business was transferred to IIJ Technology Inc.("IIJ-Tech"). IIJ-Tech issued 1,235 shares of common stock to IIJ-MC as consideration for IIJ-MC's business and IIJ purchased those shares in this merger. As a result of these transactions, IIJ's shareholding ratio in IIJ-Tech increased to 72.1% from 69.0%. Due to this increase, IIJ's shareholding ratio in IIJ America Inc.(including indirectly owned shares) increased to 97.6% from 97.3%.
IIJ's shareholding ratio in Net Care Inc. ("Net Care") increased to 57.0% from 52.5% due to the transfer shares from an existing shareholder of Net Care in August 2005.

(c) Results of business combination
For the fiscal year ended March 31, 2006, the number of consolidated subsidiaries was four and the number of equity-method investees was four. According to the consolidated financial statements recorded in accordance with generally accepted accounting principales in the United States total revenue was 49,812,584 thousand yen, an increase of 19.4% from the previous year; operating income 2,411,144 thousand yen, an increase of 93.3% from the previous year; income before income tax expense 5,378,559 thousand yen, an increase of 70.8% from the previous year; and net income 4,753,570 thousand yen, an increase of 63.6% from the previous year.

(d) Other significant results of business combination
Since Nippon Telegraph and Telephone Corporation ("NTT") owns 29.7% of our voting rights (including those owned indirectly), we are an equity-method investee of NTT.

(6) Main sources of borrowings

----------------------------------------------------- -------------------------------- ---------------------------------
                                                                                        Number of the company's shares
                                                         Outstanding borrowings            and equity stakes held by
                 Source                                    (Thousands of Yen)                      sources
----------------------------------------------------- -------------------------------- ---------------------------------
                                                                                       Number of shares       Share
                                                                                             held         holding ratio
----------------------------------------------------- -------------------------------- ------------------ --------------
The Bank of Tokyo-Mitsubishi UFJ, Ltd.                                 2,350,000          3,430 shares          1.68%
----------------------------------------------------- -------------------------------- ------------------ --------------
Mizuho Corporate Bank, Ltd.                                            1,700,000          3,560 shares          1.74%
----------------------------------------------------- -------------------------------- ------------------ --------------
Sumitomo Mitsui Banking Corporation                                    1,110,000          3,030 shares          1.48%
----------------------------------------------------- -------------------------------- ------------------ --------------
Mitsubishi UFJ Trust and Banking Corporation                             495,000             45 shares          0.02%
----------------------------------------------------- -------------------------------- ------------------ --------------

(7) Main offices

------------------------------- --------------------------------------- --------------------------------------------------
             Name                              Address                                      Functions
------------------------------- --------------------------------------- --------------------------------------------------
Head office                     Chiyoda-ku, Tokyo                       Head office functions, supervision of Kanto
                                                                        region
------------------------------- --------------------------------------- --------------------------------------------------
Kansai Branch Office            Osaka-shi, Osaka-fu                     Supervision of Kansai region
------------------------------- --------------------------------------- --------------------------------------------------
Nagoya Branch Office            Nagoya-shi, Aichi Prefecture            Supervision of Tokai region
------------------------------- --------------------------------------- --------------------------------------------------
Sapporo Branch                  Sapporo-shi, Hokkaido                   Supervision of Hokkaido region
------------------------------- --------------------------------------- --------------------------------------------------
Tohoku Branch                   Sendai-shi, Miyagi Prefecture           Supervision of Chugoku and Shikoku region
------------------------------- --------------------------------------- --------------------------------------------------
Hokuriku Branch                 Toyama-shi, Toyama Prefecture           Supervision of Hokuriku region
------------------------------- --------------------------------------- --------------------------------------------------
Chushikoku Branch               Hiroshima-shi, Hiroshima Prefecture     Supervision of Chugoku and Shikoku region
------------------------------- --------------------------------------- --------------------------------------------------
Kyushu Branch                   Fukuoka-shi, Fukuoka Prefecture         Supervision of Kyushu region
------------------------------- --------------------------------------- --------------------------------------------------
Toyota Branch                   Toyota-shi, Aichi Prefecture            Sales Office of Toyota region
------------------------------- --------------------------------------- --------------------------------------------------
Okinawa Branch                  Naha-shi, Okinawa Prefecture            Sales Office of Okinawa region
------------------------------- --------------------------------------- --------------------------------------------------

(8) Directors and statutory auditors

----------------------------------------- --------------------------- ---------------------------------------------------
        Position in the company                      Name                       Assignment or main occupation
----------------------------------------- --------------------------- ---------------------------------------------------
President                                 Koichi Suzuki               CEO
----------------------------------------- --------------------------- ---------------------------------------------------
Executive Vice President                  Toshiya Asaba               Division Director of Solution Department
----------------------------------------- --------------------------- ---------------------------------------------------
Executive Vice President                  Fukuzo Inoue                Division Director of  Administrative Department
----------------------------------------- --------------------------- ---------------------------------------------------
Managing Director                         Hideshi Hojo                Division Director of Sales Department
----------------------------------------- --------------------------- ---------------------------------------------------
Director                                  Takamichi Miyoshi           General Manager of Strategy Planning Division
----------------------------------------- --------------------------- ---------------------------------------------------
Director                                  Akihisa Watai               CFO and Division Director of Finance Division
----------------------------------------- --------------------------- ---------------------------------------------------
Director                                  Hiroyuki Hisashima          Division Director of Technology Department
----------------------------------------- --------------------------- ---------------------------------------------------
Director                                  Kazuhiro Tokita             Deputy Division Director of Sales Department
----------------------------------------- --------------------------- ---------------------------------------------------
Director                                  Yasurou Tanahashi           Chairman and Representative Director of NS
                                                                      Solutions Corporation
----------------------------------------- --------------------------- ---------------------------------------------------
Director                                  Takashi Hiroi               Senior Manager of Corporate Management Strategy
                                                                      Division of Nippon Telegraph and Telephone
                                                                      Corporation
----------------------------------------- --------------------------- ---------------------------------------------------
Director                                  Yoshifumi Nishikawa         President of Japan Post Corporation
----------------------------------------- --------------------------- ---------------------------------------------------
Director                                  Junnosuke Furukawa          Senior Adviser  of The Furukawa Electric Co. ,LTD
----------------------------------------- --------------------------- ---------------------------------------------------
Standing Statutory Auditor                Hideki Matsushita
----------------------------------------- --------------------------- ---------------------------------------------------
Statutory Auditor                         Masaki Okada                Attorney at law
----------------------------------------- --------------------------- ---------------------------------------------------
Statutory Auditor                         Masaaki Koizumi             Japanese Certified Public Accountant
----------------------------------------- --------------------------- ---------------------------------------------------
Statutory Auditor                         Hirofumi Takahashi          Standing statutory auditor of IIJ Technology Inc.
----------------------------------------- --------------------------- ---------------------------------------------------

(Notes)
  (a) Directors and statutory auditors who assumed or left offices during the year under review are as follows:
        Assumption of office: June 29, 2005
           Director             Hiroyuki Hisashima
           Director             Kazuhiro Tokita
           Director             Yoshifumi Nishikawa
           Director             Junnosuke Furukawa
           Statutory Auditor    Hirofumi Takahashi
        Retirement of Office: June 29, 2005
           Director             Kazumasa Utashiro
  (b) Yasurou Tanahashi, Takashi Hiroi, Yoshifumi Nishikawa, and Junnosuke Furukawa are outside directors pursuant to Article 188, Paragraph 2,
        Item 7-2 of Commercial Code.
  (c) Masaki Okada and Masaaki Koizumi are outside statutory auditors pursuant to Article 18, Paragraph 1 of the Law for Special Exceptions to Commercial Code concerning Audit, Etc. of Kabushiki Kaisha.

(9)The compensation and other fees paid for services performed to directors and statutory auditors are as follows:

------------------------------ --------------------------- --------------------------- ----------------------------
       Classification                  Directors               Statutory auditors                 Total
------------------------------ --------------------------- --------------------------- ----------------------------
                                Number        Amount        Number        Amount        Number        Amount
------------------------------ --------- ----------------- --------- ----------------- --------- ------------------
Compensation based on the
Articles of Incorporation or       12            164,117       4          18,460           16         182,577
the resolution of the                        thousand yen              thousand yen                thousand  yen
general meeting of
shareholders
------------------------------ --------- ----------------- --------- ----------------- --------- ------------------

(Notes)
  (a) The limit on compensation to directors as approved by shareholders at the ordinary general meeting of shareholders on June 15, 1999 is 300,000 thousand yen a year in total.
  (b) The limit on compensation to statutory auditors as approved by shareholders at the ordinary general meeting of shareholders on June 16, 1995 is 100,000 thousand yen a year in total.

3. Significant Event, Which Occurred after the Company's Balance Sheet Date, regarding the Conditions of the Company (Subsequent Event)

On April 27, 2006, the board of directors of the Company adopted a resolution to purchase 450 shares of Net Care, Inc., our subsidiary, from existing shareholders and completed the payment on April 28, 2006. As a result of this transaction, the percentage of voting rights increased 59.3% from 57.0%. The price per share was 27,559 thousand yen.

The aforementioned unit figures are rounded

                                  Balance Sheet
                              As of March 31, 2006

------------------------------------------------------------------------------------------------------------------------
                          Assets                                                   Liabilities
------------------------------------------------------------------------------------------------------------------------
                  Item                        Amount                          Item                         Amount
------------------------------------------------------------------------------------------------------------------------

                                           Thousand yen                                                 Thousand yen
[Current assets]                             [20,648,836] [Current liabilities]                             [14,865,330]

Cash and bank deposits                         9,216,637  Accounts payable                                    5,841,913

Accounts receivable                           10,155,602  Short-term borrowings                               3,655,000

Products                                         116,158  Long-term borrowings -current                       1,750,000
                                                          portion

Work in process                                  320,435  Accounts payable - other                            1,887,470

Store                                             50,958  Accrued income taxes                                   86,659

Prepaid expenses                                 326,026  Accrued consumption tax                                21,762

Accounts receivable - other                       19,236  Advance received                                      389,666

Short-term loans receivable                       86,723  Deposits received                                   1,048,137

Deferred income taxes                            419,840  Advance received profit                               132,802

Other current assets                               3,331  Other current liabilities                              51,921

Allowance for doubtful accounts                  -66,110  [Long-term liabilities]                            [3,205,351]

[Non-current assets]                         [15,573,464] Long-term borrowings                                  250,000
                                                          Long-term advance received profit                     201,349

[Tangible non-current assets]                   (569,117) Reserve employees' retirement benefits                 55,020

Leasehold improvements                           680,531  Reserve for statutory auditors' retirement              2,870
                                                          benefits

Data communication equipment and                 588,532  Deferred tax liabilities                            2,696,112
office equipment
                                                          --------------------------------------------------------------
Accumulated depreciation                        -699,946              Total Liabilities                      18,070,681
                                                          --------------------------------------------------------------
(Intangible non-current assets)               (1,508,192)                 Shareholders' equity
                                                          --------------------------------------------------------------
Telephone rights                                   9,245

Software                                       1,498,947  [Common stock]                                    [16,833,847]

(Investments and other assets)               (13,496,155) [Capital surplus]                                 [21,980,395]

Investment securities                          8,545,153  Additional paid-in capital                         21,980,395

Equity investment in subsidiaries              3,373,908  [Earned surplus]                                 [-24,519,617]

Long-term prepaid expenses                       179,985  Undisposed accumulated deficit for                -24,519,617
                                                          the current period

Guarantee deposits                             1,333,488  [Accumulated other comprehensive income]           [3,928,242]

Other investments                                104,601  Unrealized gain on available-for-sale               3,928,242
                                                          securities
                                                          --------------------------------------------------------------
Allowance for doubtful accounts                  -40,980           Total shareholders' equity                18,222,867

                                                 [71,248]

[Deferred asset]

New share issuing costs                           71,248
------------------------------------------------------------------------------------------------------------------------
              Total assets                    36,293,548  Total liabilities and shareholders'                36,293,548
                                                             equity
------------------------------------------------------------------------------------------------------------------------

                               STATEMENT OF INCOME
                     (From April 1, 2005 to March 31, 2006)

------------------------------------------------------------------------------- ----------------------------------------
                                     Item                                                       Amount
------------------------------------------------------------------------------- ----------------------------------------
                                                                                                           Thousand yen
------------------------------------------------------------------------------- ------------------ ---------------------
(Ordinary Items)
  (Operating income and loss)

[Total revenues]                                                                                             37,457,565
[Total costs]                                                                                                32,595,150
                                                                                                           ------------
                                                        Total cost of revenues                                4,862,415
[Total costs and expenses]                                                                                    4,016,834
                                                                                                           ------------
                                                              Operating income                                  845,581

(Non-operating Items)
[Non-operating income]
Interest and dividends income                                                              41,035
Commissions received                                                                       83,726
Other non-operating income                                                                 10,445               135,206
                                                                                      -----------          ------------
[Non-operating expenses]
Interest expense                                                                          132,976
Amortization of new share issuing costs                                                    73,545
Other non-operating expenses                                                               37,105               243,626
                                                                                      -----------          ------------
                                                               Ordinary income                                  737,161
(Extraordinary Items)
[Extraordinary income]
Gain on sales of investments in securities                                              3,222,397
Other extraordinary income                                                                 48,625             3,271,022
                                                                                      -----------          ------------
[Extraordinary loss]
Loss on sales of non-current assets                                                        69,224
Loss on sales of investments in securities                                                    303
Loss on sales of investments in affiliated companies                                      112,085               181,612
                                                                                      -----------          ------------
                                     Income(loss) before income taxes(benefit)                                3,826,571
                                 Corporation, inhabitant, and enterprise taxes                                   15,280
                                                Deferred tax expense(benefits)                                 -419,840
                                                                                                           ------------
                                                                    Net income                                4,231,131
                                           Accumulated deficit brought forward                              -28,750,748
                                                                                                           ------------
                                    Accumulated deficit for the current period                              -24,519,617
------------------------------------------------------------------------------- ------------------ ---------------------

1. Significant accounting policies

(1) Valuation standards and methods for securities
     Shares of subsidiaries and affiliates: stated at cost based on the moving average method.
     Other securities:
     Securities whose market prices are quoted: market value method based on the market price, etc. as of the end of the fiscal term (all of the changes resulting from the valuation are directly incorporated into capital, while the cost of the securities at the time of their sale is calculated using the moving average method.)
     Securities whose market prices are not quoted: stated at cost based on the moving average method. Investments in limited liability investment partnerships and similar partnerships (those deemed as securities under Article 2, Paragraph2 of the Securities and Exchange Law) are accounted for by including the Company's net equity in these investments based on the most recent statement of accounts available according to the report on financial accounts stipulated in investment partnership agreements.

(2) Valuation standards and methods for derivatives and others: market value method, in principle.

(3) Valuation standards and methods for inventories
    Products and store: stated at cost based on the moving average method. Work in process: specific-order cost method.

(4) Depreciation methods for non-current assets
     Tangible non-current assets: declining balance method.
     The depreciable asset whose acquisition value is 100,000 yen or more but less than 200,000 yen is depreciated in equal installments over three years. The numbers of useful years of main depreciable assets are as specified below:
     Plant and buildings facilities annexed:           8-15 years
     Tools, machines, instruments and equipments:      3-15 years

     Intangible non-current assets: straight line method.
     The software used by the Company is depreciated over the number of useful years for internal use, i.e., five years.

(5) Accounting for lease transactions
    Financing lease transactions, other than those in which ownership of the leased assets is deemed to transfer to the lessee, are recorded based on the same accounting method as is used for normal rental transactions.

(6) Treatment of deferred assets
    New shares issuing costs are amortized in equal installments over three years.

(7) Standards for recording of allowances
     Allowance for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans and others, an allowance is provided based on the percentage of actual credit losses incurred in the case of general receivables. In the case of credits for which the relevant debtors are likely to default and other certain credits, such allowance is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.
     Reserve for employees' retirement benefits: To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefits obligations and pension assets as of the end of the current fiscal term. The difference arising from actuarial computations is amortized and expensed in the subsequent fiscal terms using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (14 years).

(8) Accounting for important hedging transactions
    The Company uses interest swaps in order to hedge the risk of changes in the interest rate on borrowing, pursuant to the internal rules prescribing limitations and maximum transaction volumes, etc. concerning derivative transactions.
    Since interest swaps are accounted for according to special tax treatment, a validity assessment is omitted.

(9) Consumption tax, etc.
    Consumption tax is separately recorded.


2.       Changes in accounting method

(1) Accounting standard for impairment of non-current assets
    Effective from the fiscal year ended March 31, 2006, the Company adopted the "Accounting Standards for Impairment of Fixed Assets"( "Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets(The Business Accounting Council, August 9, 2002)), and the "Guideline for Application of Accounting Standard for Impairment of Fixed Asset" (Accounting Standard for Impairment of Fixed Asset, The Business Accounting Standards, No. 6, October 31, 2003)). This change has not had effect on profit and loss for this fiscal year.

(2) Reserve for statutory auditors' retirement benefits
    With respect to retirement benefit to a retiring standing statutory auditor, which were previously recognized as a cost at the time of payment, the Company changed its method of accounting, to record a reserve for the benefits to the amount necessary for payment as of the end of the fiscal year based on the internal regulation "Regulation for statutory auditors' retirement benefits".
    This change is made due to establishment of "Regulation for statutory auditors' retirement benefits" in March 2006 and is intended to allocate periodic cost appropriately and to promote sound financial condition of the Company.
    In accordance with this change, 2,070 thousand yen, which accrued in the previous fiscal year, and 800 thousand yen, which accrued in this fiscal year are recorded as selling expense and general and administrative expense. As a result thereof, operating income, ordinary income and income before income taxes were 2,870 thousand yen less than those as would have been accounted for under the previous method. This reserve is an allowance stipulated in Article 43 of the Ordinance for Enforcement Commercial Code.

3.          Notes to balance sheet


(1)  Monetary claims and liabilities to subsidiaries
     Short-term monetary claims: 129,699 thousand yen
     Short-term monetary liabilities: 1,886,048 thousand yen
(2) Financial assets received as collateral of which the company has the right to dispose
     The company received securities from i-Heart, Inc. in connection with the loan to it which amount is 51,246 thousand yen. The market value of such securities received as of the end of the fiscal year is 34,545 thousand yen.

(3) In addition to the non-current assets recorded on the balance sheet, electronic office equipment, modems, routers, terminal adapters and others are used under lease contracts.

(4)  Asset provided as security
     Deposit in an amount of 1,146,039 thousand yen

(5)  Securities lending agreements
     Of the investment securities, 1,554,000 thousand yen are on loan. 999,600 thousand yen, which were provided as collateral for 1,230,000 thousand yen from among the aforesaid amount of loan, are recorded as deposit.

(6)  Stock Options under Article 280-19, Paragraph 1 of the former Commercial
     Code

           ---------------------------------------------- ------------------------------- -----------------------------
           Date of resolution of the general meeting of           April 7, 2000                  June 27, 2001
                           shareholders
           ---------------------------------------------- ------------------------------- -----------------------------
           Class of shares to be issued                                    Common stock                  Common stock
           ---------------------------------------------- ------------------------------- -----------------------------
           Stock Options outstanding                              2,109,333 thousand yen          560,200 thousand yen
           ---------------------------------------------- ------------------------------- -----------------------------
           Issue price                                                     2,163,418 yen                   334,448 yen
           ---------------------------------------------- ------------------------------- -----------------------------

(7) The increase in net assets, based on market value calculated in accordance with Article 124, Item 3 of the Ordinance for Enforcement of Commercial Code
     3,928,242 thousand yen.

(8)  Amount of accumulated deficit 24,519,617 thousand yen

4.       Notes to income statement

(1)  Net income per share
     21,597.37 yen

            (note) Net income per share is calculated based on the stated below.
            Net income                                    4,231,131 thousand yen
            Amount not available to common shareholders                        -
            Net income related to common stock           4,231,131 thousand  yen

            Average number of outstanding shares of common stock
            shares                                                       195,910

(2)  Transactions with subsidiaries
            Revenues: 952,566 thousand yen
            Purchases: 11,519,603 thousand yen
            Turnover from non-operating transactions: 42,752 thousand yen

5.       Retirement Benefits

            (a) Outline of the current retirement benefit plan
            The Company employs, as a defined retirement benefit plan, a lump-sum retirement allowance plan and a tax-qualified retirement pension plan funded by accumulated internal contribution pursuant to the Regulations for Retirement Benefits. The proportion of the retirement benefits funded under the tax-qualified retirement pension plan has reached 70 percent.
            The Company is a member of Zenkoku Joho Service Sangyo Kosei Nenkin Kikin (the Japan Information Service Industry Welfare Pension Fund), a pension plan that adopts such irregular treatment method as provided for in Paragraph 33 of the Guidelines for Retirement Benefit Accounting Practices. The balance of the Company's pension assets as of the end of the current term calculated on the basis of its premium payments in proportion to the balance of the aggregate pension assets of the aforementioned Pension Fund stands at 1,593,463 thousand yen, while the premiums paid by the Company for the current fiscal year are 75,569 thousand yen.

          (b) Matters concerning retirement benefit obligations (as of March 31,
             2006)                                                          (thousand yen)
            Retirement benefit obligations:                                     1,049,652
            Plan assets:                                                          997,856
            Unfunded retirement benefit obligations:                               51,796
            Unrecognized actuarial loss (gain):                                     3,224
                                                                                    -----
            Retirement benefit allowance:                                          55,020
                                                                                   ======

          (c) Matters concerning retirement benefit costs (from April 1, 2005 to
              March 31, 2006)                                                 (thousand yen)


            Service cost:                                                         159,300
            Interest cost:                                                         16,891
            Expected return on plan assets:                                       -16,736
            Unrecognized actuarial loss (gain):                                     1,808
                                                                                    -----
            Retirement benefit costs:                                             161,263
                                                                                  =======

            (Note: The above figures do not include the amount of the premiums paid to the welfare pension fund.)
            (d) Matters concerning the bases for the retirement benefit accounting.
            Allocation method of expected retirement benefit per period: Fixed amount per period
            Discount rate:                           2.0%
            Expected rate of return on plan assets:  2.7%
            Number of years used for amortization of unrecognized actuarial loss(gain): 14 years (Differences are amortized and expensed in the subsequent fiscal terms using the straight line method, for which a certain number of years not exceeding the employees' average remaining service years at the time of the accrual are used.)


6.       Deferred Tax Accounting

            (a) Significant components of deferred tax assets and liabilities:
            Deferred tax assets

                  Operating Loss carried-forward for income tax purposes:        9,100,340 thousand yen
                  Impairment loss on subsidiaries' securities:                     412,164
                  Loss on sale of non-current assets:                               63,148
                  Impairment loss of non-current assets                             20,536
                  Allowance for retirement benefits:                                23,561
                  Accrued enterprise taxes                                          29,225
                  Others:                                                           25,310
                                                                                    ------
            Subtotal of deferred tax assets:                                     9,674,284
            Valuation allowance:                                                -9,254,444
                                                                                ----------
            Total of deferred tax assets:                                          419,840
            Deferred tax liabilities
                  Unrealized gain on other securities:                           2,696,112
                                                                               -----------
            Total of deferred tax liabilities:                                  2,696,112
                                                                               -----------
            Net amount of deferred tax liabilities:                             2,276,272 thousand yen
                                                                               ==========

            (b) Reconciliation of the difference between the statutory effective tax rate and the effective tax rate Statutory effective tax rate:
            40.7% (Adjustments):
            Entertainment expenses:                                  0.9
            Inhabitants' tax:                                        0.4
            Effect of merger                                        -1.2
            Reduction in valuation allowance:                      -50.1
            Expiration of operating loss carried-forward:            3.9
            Use of operating loss carried-forward:                  -5.3
            Others:                                                  0.1
                                                                     ---
            Effective tax rate:                                    -10.6%
                                                                   ======

                     The Proposal for Appropriation of Loss

                                                                                                               (Unit: Yen)
------------------------------------------------------------------------------------ ----------------------------------------
                                    Description                                                      Amount
------------------------------------------------------------------------------------ ----------------------------------------
Undisposed accumulated deficit for the current period                                            24,519,617,274
------------------------------------------------------------------------------------ ----------------------------------------
The amount above will be appropriated as below
-----------------------------------------------------------------------------------------------------------------------------
Accumulated deficit carried forward to the next period                                           24,519,617,274
------------------------------------------------------------------------------------ ----------------------------------------

(TRANSLATION)                                                     Certified Copy
INDEPENDENT AUDITORS' REPORT
                                                                    May 22, 2006
To the Board of Directors of Internet Initiative Japan Inc.:

                                               Deloitte Touche Tohmatsu

                                               Designated Partner,
                                               Engagement Partner,
                                               Certified Public Accountant:
                                               Shuko Shimoe      (seal)


                                               Designated Partner,
                                               Engagement Partner,
                                               Certified Public Accountant:
                                               Takashi Yamaguchi  (seal)

Pursuant to the first clause of Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of operations, the business report (with respect to accounting matters only), the proposed disposition of accumulated deficits and the supplementary schedules (with respect to accounting matters only) of Internet Initiative Japan Inc. ("the Company") for the (1)(4)th fiscal year from April 1, (200)(5) to March 31,
(200)(6). The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of operations present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed disposition of accumulated deficits are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

     The subsequent events regarding purchase of shares of the Company's subsidiary is described in the business report.

     Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

                 AUDIT REPORT BY THE BOARD OF STATUTORY AUDITORS
                 -----------------------------------------------
                                                                (Certified Copy)

                                  AUDIT REPORT
                                  ------------

The Board of Statutory Auditors of the Company received reports from each of the Statutory Auditors regarding the methods and results of the audit of the performance by the Directors of their duties during the Company's 14th fiscal year, which began on April 1, 2005 and ended on March 31, 2006. Based on our review of and discussions regarding such reports, we have prepared this Audit Report and hereby report the following:

1.       Summary of Auditing Methods Used by Statutory Auditors
         In addition to attending meetings of the Board of Directors and other important meetings pursuant to the audit policies and division of duties set forth by the Board of Statutory Auditors, each of the Statutory Auditors made inquiries to the Directors, etc., with regard to the results of operation, reviewed important documents, etc., stating decisions and approvals, investigated the state of the operations and financial position at the head office and main branch offices of the Company, and, as necessary, asked the Company's subsidiaries to provide reports on the state of their businesses. Also, we received reports and explanations from the accounting auditors and examined financial documents and schedules thereto.
          As for transactions made by the Directors which were in competition with the business of the Company, transactions between the Directors and the Company which were in conflict with the interests of the Company, benefits given without consideration by the Company, unusual transactions with subsidiaries or shareholders, and the Company's acquisition and disposition of its treasury stocks, we not only applied the above mentioned auditing methods, but also obtained relevant reports from the Directors, etc., and conducted detailed examinations.

2.       Results of Audit
(1) We acknowledge that the methods and results of the audit as reported by the accounting auditors, Deloitte Touche Tohmatsu, are appropriate.
(2) We acknowledge that the business report present fairly the state of the Company in accordance with the relevant laws, regulations and its Articles of Incorporation.
(3) We did not find anything that should be specified with respect to the proposal on the disposition of losses in light of the conditions of the assets and liabilities and other circumstances of the Company.
(4) We acknowledge that the schedules to the financial documents correctly state matters that should be stated therein, and did not discover anything that should be specified in connection therewith.
(5) As for the performance by the Directors of their duties, including their duties with respect to subsidiaries, we did not discover any significant facts indicating any unlawful conduct or breach of the relevant laws, regulations or the Company's Articles of Incorporation. In addition, we did not discover any breach of duties by the Directors in light of the transactions made by any of the Directors which were in competition with the business of the Company, transactions between any of the Directors and the Company that were in conflict with the interests of the Company, benefits given without consideration by the Company, unusual transactions with subsidiaries or shareholders, or the Company's acquisition and disposition of its treasury stocks.

May 25, 2006

Board of Statutory Auditors
Internet Initiative Japan Inc.

         Standing Statutory Auditor:           Hideki Matsushita     (Seal)
         Statutory Auditor:                    Masaki Okada          (Seal)
         Statutory Auditor:                    Masaaki Koizumi       (Seal)
         Statutory Auditor:                    Hirofumi Takahashi    (Seal)

Note: Two of the Statutory Auditors, Masaki Okada and Masaaki Koizumi, are outside auditors as set forth in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

      Reference Documents for the Ordinary General Meeting of Shareholders
      --------------------------------------------------------------------

Agenda of the meeting and referential matters:

Item 1: Approval of the proposal for appropriation of loss for the 14th fiscal year
The content of this item is as shown on page 14 of the above Appendix.

Item 2:  Reduction of additional paid-in capital
Pursuant to Article 448 Paragraph 1 of the Corporation Law, the Company proposes to reduce the additional paid-in capital in order to make up for the accumulated deficit carried forward.
1. Amount of additional paid-in capital to be reduced: The Company proposes to reduce 21,980,395,078 yen which is the full amount of the current additional paid-in capital.
2. Effective date of reduction of additional paid-in capital: August 4, 2006

Item 3:  Reduction of Common stock
Pursuant to Article 447 Paragraph 1 of the Corporation Law, the Company proposes to reduce the common stock in order to make up for the accumulated deficit carried forward.

1. Amount of common stock to be reduced:
The Company proposes to reduce its current common stock of 16,833,847,250 yen by 2,539,222,196 yen to 14,294,625,054 yen.

2. Effective date of reduction of common stock:
August 4, 2006

Item 4:  Amendments to the Articles of Incorporation
  Approval is asked that parts of the present Articles of Incorporation be amended as follows.
1. Reason for the amendment
(1) In Accordance with the enforcement of the "Corporation Law" (Law No.86,
    2005) as of May 1, 2006,
  1. To add Article 4 (Establishment of Organs) in order to provide for organs to be established in the Company pursuant to Article 326.2 of the Corporation Law.
  2. To add Article 7 (Issuance of Share Certificates) in order to provide for the issuance of share certificates pursuant to Article 214 of the Corporation Law.
  3. To add Article 12 (Disclosure via Internet and Deemed Provision of Reference Materials, etc. for a Shareholders Meeting) in order to enable the Company to omit provision of written materials by disclosing via Internet a part of description of business reports and reference materials for shareholders meetings and notes and all consolidated financial statements pursuant to Articles 94 and 133. 3 of the Enforcement Regulations of the Corporation Law, and Articles 161.4 and 162.4 of the Corporate Accounting Rules.
  4. To add Article 22 (Omission of Resolutions of a Board of Directors Meeting) to enable the Company to make a resolution by the board of directors meeting in writing or by electromagnetic means agilely whenever necessary, pursuant to
  Article 370 of the Corporation Law.
  5. To add Article 31.2 in order to enable outside statutory auditors to fully perform functions expected of them, pursuant to Article 427.1 of the Corporation Law.
  6. To amend clauses quoted in the Articles of Incorporation to match the equivalent clauses of the Corporation Law.
  7. To amend the term used in the former Commercial Code to the terms used in the Corporation Law, and to modify some of the wordings and amend phrases.
  8. To renumber the provisions as required by the above amendments.

(2) In order to further strengthen our management, it is proposed that the maximum number of the directors be increased (Article 16 of the proposed amendments).

2. Contents of amendments: Contents of amendments are as follows:


             Present Articles                        Proposed Amendments
------------------------------------------------------------------------------------
CHAPTER I.  GENERAL PROVISIONS            CHAPTER I.  GENERAL PROVISIONS

(Corporate Name)                          (Corporate Name)
Article 1.                                Article 1.
The Company shall be called Kabushiki     The Company shall be called Kabushiki
 Kaisha Internet Initiative, which shall   Kaisha Internet Initiative, which shall
 be expressed in English as Internet       be expressed in English as Internet
 Initiative Japan Inc.                     Initiative Japan Inc.

(Objects)                                 (Objects)
Article 2.                                Article 2.
The objects of the Company shall be to    The objects of the Company shall be to
 engage in the following categories of     engage in the following categories of
 business:                                 business:
(1)  Telecommunications business under the(1)  Telecommunications business under the
 Telecommunications Business Law;          Telecommunications Business Law;
(2)  Processing, mediation and provision  (2)  Processing, mediation and provision
 of information and contents by using      of information and contents by using
 telecommunications networks;              telecommunications networks;
(3)  Agency for the management business   (3)  Agency for the management business
 such as the management of networks and    such as the management of networks and
 the management of information and         the management of information and
 telecommunications systems;               telecommunications systems;
(4)  Planning, consulting service,        (4)  Planning, consulting service,
 development, operation and maintenance of development, operation and maintenance of or for information and telecommunications or for information and telecommunications
 systems;                                  systems;
(5)  Development, sales, lease and        (5)  Development, sales, lease and
 maintenance of computer software;         maintenance of computer software;
(6)  Development, sales, lease and        (6)  Development, sales, lease and
 maintenance of telecommunications'        maintenance of telecommunications'
 machinery and equipment;                  machinery and equipment;
(7)  Telecommunications construction      (7)  Telecommunications construction
 business;                                 business;
(8)  Agency for non-life insurance        (8)  Agency for non-life insurance
 business;                                 business;
(9)  Research, study, education and       (9)  Research, study, education and
 training related to the foregoing; and    training related to the foregoing; and
(10)  Any and all businesses incidental or(10) Any and all businesses incidental or
 related to the foregoing.                 related to the foregoing.

(Location of Head Office)                 (Location of Head Office)
Article 3.                                Article 3.
The Company shall have its head office in The Company shall have its head office in
 Chiyoda-ku, Tokyo.                        Chiyoda-ku, Tokyo.

[New provision]                           (Establishment of Organs)
                                          Article 4.
                                          The Company shall have shareholders
                                           meeting, directors and the following
                                           organization:
                                          (1) Board of directors
                                          (2) Statutory auditors
                                          (3) Board of statutory auditors
                                          (4) Accounting auditors.

(Method of Public Notice)                 (Method of Public Notice)
Article 4.                                Article 5.
Public notices of the Company shall be    Public notices of the Company shall be
 given by electronic public notice;        given by electronic public notice;
 provided that in case it is impossible to provided that in case it is impossible to
 place electronic public notice due to     place electronic public notice due to
 accident or any other unavoidable events, accident or any other unavoidable events,
 they shall be given in the Nihon Keizai   they shall be given in the Nihon Keizai
 Shinbun.                                  Shinbun.

CHAPTER II.  SHARES                       CHAPTER II.  SHARES
(Total Number of Shares Authorized to be  (Total Number of Shares Authorized to be
 Issued)                                  Issued)
Article 5.                                Article 6.
The total number of shares authorized to  The total number of shares authorized to
 be issued by the Company shall be three   be issued by the Company shall be three
 hundred seventy seven thousand and six    hundred seventy seven thousand and six
 hundred (377,600) shares; provided that   hundred (377,600) shares.
 in case of retirement of any shares, the
 number of shares subject to retirement
 shall be reduced from the total number of
 shares authorized to be issued.
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                                          (Issuance of Share Certificates)
[New provision]                           Article 7.
                                          The Company shall issue share certificates
                                           representing its shares.


(Handling of Shares and Fractional Shares)(Share Handling Regulations)
Article 6.                                Article 8.
Kinds of share certificates to be issued   The procedures concerning shares and
 by the Company, and matters concerning    handling charges thereof shall be
 registration of transfer of shares,       governed by the Share Handling
 registration of pledges, indication of    Regulations to be prescribed by the Board
 trust property, purchase of fractional    of Directors.
 shares, reissue of share certificates and
 other procedures concerning shares and
 handling charges thereof shall be
 governed by the Share Handling
 Regulations to be prescribed by the Board
 of Directors.

(Transfer Agent)                          (Shareholder Register Agent)
Article 7.                                Article 9.
The Company shall appoint a transfer      The Company shall appoint a shareholder
 agent for the handling of its shares and  register agent.
 fractional shares.
2.The transfer agent and its place of     2.The shareholder register agent and its
 business shall be designated by a         place of business shall be designated by
 resolution of the Board of Directors.     a resolution of the Board of Directors.
3.The register of shareholders, the       3.The register of shareholders
 original register of fractional shares of (hereinafter including the register of
 the Company and the register of lost      beneficial shareholders), the original
 share certificates shall be kept by the   register of stock acquisition rights and
 transfer agent at its place of business,  the register of lost share certificates
 and matters concerning registration of    shall be kept by the shareholder register
 transfer of shares, registration of       agent at its place of business, and the
 pledges, indication of trust property,    listing or recording of entries into the
 delivery of share certificates,           register of shareholders, the original
 acceptance of reports by shareholders,    register of stock acquisition rights and
 listing or recording into the original    the register of lost share certificates
 register of fractional shares and the     and other matters concerning shares and
 register of lost share certificates and   stock acquisition rights shall be handled
 other matters concerning shares and       by the shareholder register agent, and
 fractional shares shall be handled by the the Company shall not handle any such transfer agent, and the Company shall not matters.
 handle any such matters.

(Record Date)                             (Record Date)
Article 8.                                Article 10.
The shareholders entitled to exercise     The record date for the voting rights to
 voting rights at the ordinary general     be exercised at the ordinary general
 meeting of shareholders of the Company    meeting of shareholders of the Company
 relevant to each fiscal year shall be     shall be March 31 of each year.
 those shareholders with voting rights who
 are listed or recorded in the last
 register of shareholders as of March 31
 of the fiscal year.
2.In addition to the preceding paragraph,  [Deleted]
 whenever necessary, the Company may
 provisionally fix a record date after
 giving a public notice according to a
 resolution of the Board of Directors and
 may deem the shareholders or pledgees who
 are listed or recorded in the last
 register of shareholders as of the record
 date, or holders of fractional shares who
 are listed or recorded in the last
 original register of fractional shares as
 of the record date, as the shareholders,
 registered pledgees or holders of
 fractional shares entitled to exercise
 the relevant rights.

CHAPTER III.  GENERAL MEETING OF          CHAPTER III.  GENERAL MEETING OF
 SHAREHOLDERS                              SHAREHOLDERS

(Convocation)                             (Convocation)
Article 9.                                Article 11.
An ordinary general meeting of            An ordinary general meeting of
 shareholders of the Company shall be     shareholders of the Company shall be held
 held within three (3) months from the    within three (3) months from the last day
 day immediately following the settlement of each business year and an
 of accounts of each fiscal year and an   extraordinary general meeting of
 extraordinary general meeting of         shareholders may be held from time to
 shareholders may be held from time to    time whenever necessary.
 time whenever necessary.                 (Disclosure Internet and Deemed Provision
                                          of Reference Materials for a Shareholders
                                          Meeting)


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                                          Article 12.
[New provision]                           For the purpose of convocation of a
                                           general meeting of shareholders, the
                                           Company may deem that it has duly
                                           provided its shareholders with the
                                           information to be listed or indicated in
                                           the reference materials for a general
                                           meeting of shareholders, the business
                                           report, financial statements and
                                           consolidated financial statements by
                                           disclosing the information via the
                                           Internet as provided for by the Ministry
                                           of Justice Ordinance.

(Chairman)                                (Chairman)
Article 10.                               Article 13.
The President shall chair a general       The President and Director shall chair a
 meeting of shareholders. Should the       general meeting of shareholders. Should
 President be unable to so act, another    the President and Director be unable to
 director shall act in his/her place in    so act, another director shall act in
 the order predetermined by the Board of   his/her place in the order predetermined
 Directors.                                by the Board of Directors.

(Voting by Proxy)                         (Voting by Proxy)
Article 11.                               Article 14.
A shareholder may exercise his/her voting A shareholder may exercise his/her voting right through another shareholder having  right through another one(1) shareholder
 voting rights acting as a proxy in a      having voting rights acting as a proxy in
 general meeting of shareholders.          a general meeting of shareholders.
2.In the case of the preceding paragraph, 2.In the case of the preceding paragraph,
 the shareholder or his/her proxy shall    the shareholder or his/her proxy shall
 submit to the Company an instrument       submit to the Company an instrument
 evidencing his/her power as proxy for     evidencing his/her power as proxy for
 each general meeting of shareholders.     each general meeting of shareholders.

(Method of Resolution)                    (Method of Resolution)
Article 12.                               Article 15.
Unless otherwise provided for by law or   Unless otherwise provided for by law or
 these Articles of Incorporation,          these Articles of Incorporation,
 resolutions of a general meeting of       resolutions of a general meeting of
 shareholders shall be adopted by a        shareholders shall be adopted by a
 majority vote of shareholders present at  majority vote of shareholders who are
 the meeting.                              present and entitled to exercise voting
2.  Special resolutions under Article 343  rights at the meeting.
 of the Commercial Code of Japan and      2.Special resolutions under Article 309
 other resolutions to which the method of  Paragraph 2 of the Corporation Law of
 resolution of aforementioned Article is   Japan shall be passed by two-thirds or
 applied mutatis mutandis by laws or       more of the voting rights of the
 regulations shall be passed by two-thirds shareholders present having one-third or
 or more of the voting rights of the       more of the voting rights of all
 shareholders present having one-third or  shareholders who are entitled to exercise
 more of the voting rights of all          voting rights.
 shareholders.

(Minutes)                                  [Deleted]
Article 13.
The summary of proceedings at a general
 meeting of shareholders and the results
 thereof shall be recorded in the minutes
 of the meeting, which shall bear the
 signatures, printed names and seal
 impressions, or digital signatures of the
 chairman of the meeting and the directors
 who were present at the meeting.

CHAPTER IV. DIRECTORS AND THE BOARD OF    CHAPTER IV. DIRECTORS AND THE BOARD OF
 DIRECTORS                                 DIRECTORS

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(Number of Directors)                     (Number of Directors)
Article 14.                               Article 16.
The number of directors of the Company    The number of directors of the Company
 shall be between three (3) and twelve    shall be thirteen (13) at maximum.
 (12).

(Election)                                (Election)
Article 15.                               Article 17.
A resolution for election of directors    A resolution for election of directors
 shall be made by a majority of voting     shall be made by a majority of voting
 rights of the shareholders present at the rights of the shareholders present at the
 meeting where the shareholders            meeting where the shareholders
 representing one third (1/3) or more of   representing one third (1/3) or more of
 the total number of the voting rights of  the total number of the voting rights of
 all shareholders are present; provided    all shareholders entitled to vote thereat
 that cumulative voting shall not be       are present; provided that cumulative
 adopted for such election.                voting shall not be adopted for such
                                           election.

(Term of Office of Directors)             (Term of Office of Directors)
Article 16.                               Article 18.
The term of office of directors shall     The term of office of directors shall
 expire at the close of the ordinary       expire at the close of the ordinary
 general meeting of shareholders held in   general meeting of shareholders held in
 relation to the last settlement of        relation to the last business year ending
 accounts within two (2) years following   within two (2) years following their
 their assumption of office.               election to office.

(Convocation of Meetings of the Board of  (Convocation of Meetings of the Board of
 Directors)                                Directors)
Article 17.                               Article 19.
Unless otherwise provided for by law, a   Unless otherwise provided for by law, a
 meeting of the Board of Directors shall   meeting of the Board of Directors shall
 be convened and chaired by the President. be convened and chaired by the President and Director.
2.The notice of convocation of a meeting  2.The notice of convocation of a meeting of the Board of Directors shall be given  of the Board of Directors shall be given to each director and statutory auditor at to each director and statutory auditor at least three (3) days prior to the day set least three (3) days prior to the day set for such meeting; provided, however, that for such meeting; provided, however, that
 this period may be further shortened      this period may be further shortened
 under pressing circumstances.             under pressing circumstances.
3. Matters concerning operation of         3. Matters concerning operation of
 meetings of the Board of Directors, etc.  meetings of the Board of Directors, etc.
 shall be governed by the Regulations of   shall be governed by laws and
 Board of Directors to be prescribed by    regulations, the Articles of
 the Board of Directors.                   Incorporation and the Regulations of
                                           Board of Directors to be prescribed by
                                           the Board of Directors.

(Representative Director and Directors    (Representative Director and Directors
 with                                      with
Specific Titles)                          Specific Titles)
Article 18.                               Article 20.
Representative Directors shall be elected Representative Directors shall be elected among directors by the resolution of the  among directors by the resolution of the
 Board of Directors. Each Representative   Board of Directors. Each Representative
 Director shall severally represent the    Director shall severally represent the
 Company.                                  Company.

2.The Board of Directors may, by its      2.The Board of Directors may, by its
 resolution, select from among its members resolution, select from among its members
 one chairman of the Board of Directors,   one Chairman and Director, one President
 one President, several Vice Presidents,   and Director, several Vice Presidents and
 several Senior Managing Directors,        Directors, several Senior Managing
 several Managing Directors.               Directors and several Managing Directors.

(Method of Resolution of the Meeting of   (Method of Resolution of the Meeting of
 the Board of Directors)                   the Board of Directors)
Article 19.                               Article 21.
                                          A resolution of the Board of Directors
                                           shall be adopted by a majority vote of
                                           the directors present at the meeting at
                                           which a majority of the directors
                                           authorized to vote thereat are present.
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                                       21
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A resolution of the Board of Directors
 shall be adopted by a majority vote of
 the directors present at the meeting at
 which a majority of the directors are
 present.

[New provision]                           (Omission of Resolutions of a Board of
                                           Directors Meeting)
                                          Article 22.
                                          The Company shall deem that a proposal for
                                           a resolution at a meeting of the Board of
                                           Directors has been approved if all
                                           directors consent to the proposal in
                                           writing or by electronic means; provided,
                                           however that this shall not apply to the
                                           case where any of the statutory auditors
                                           raises an objection.

(Remuneration and Retirement Allowances)   (Remuneration and other compensation)
Article 20.                                Article 23.
The remuneration and retirement allowances The remuneration, bonus and other profit
 for directors shall be determined in a     be paid to directors as consideration for
 general meeting of shareholders.           the execution of duties(hereinafter
                                            referred to as 'Remuneration and other
                                            compensation')  shall be determined by a
                                            general meeting of shareholders.

(Exemption of Liability for Directors)     (Exemption of Liability for Directors)
Article 20.2                               Article 24.
The Company may, pursuant to the provision The Company may, pursuant to the provision
 of Article 266 paragraph 12 of the         of Article 426 Paragraph 1 of the
 Commercial Code of Japan, with a           Corporation Law of Japan, with a
 resolution of the Board of Directors,      resolution of the Board of Directors,
 exempt a director (either incumbent or     exempt a director (either incumbent or
 past) from liabilities in respect of the   past) from liabilities for damages under
 acts mentioned in Article 266 paragraph 1  Article 423 Paragraph 1 of the
 item 5 of the Commercial Code of Japan     Corporation Law of Japan with the limit
 only to the extent permitted by laws or    of the amount for which the director
 regulations.                               would have been liable to compensate,
                                            less the minimum amount of liability as
                                            prescribed by laws or regulations, if the
                                            requirements prescribed by laws or
                                            regulations are satisfied.
2.The Company may, pursuant to Article    2.  The Company may, pursuant to Article
 266 paragraph 19 of the Commercial Code   427 Paragraph 1 of the Corporation Law of
 of Japan, enter into an agreement with an Japan, enter into an agreement with an outside director under which liability of outside director under which liability of such director against the Company for the such director against the Company for the damages resulting from acts mentioned in  damages under Article 423 Paragraph 1 of
 Article 266 paragraph 1 item (5) shall be the Corporation Law of Japan shall be
 limited; provided, however, that the      limited if the requirements prescribed by
 limited amount of such damages pursuant   laws or regulations are satisfied;
 to the agreement shall be the larger of   provided, however, that the limited
 the amount not less than 10 million yen   amount of such damages pursuant to the
 which has been determined in advance or   agreement shall be the larger of the
 the amount provided by laws or            amount not less than 10 million yen which
 regulations.                              has been determined in advance or the
                                           minimum amount of liability provided by
                                           laws or regulations.







CHAPTER V.  STATUTORY AUDITORS AND THE    CHAPTER V.  STATUTORY AUDITORS AND THE
 BOARD OF STATUTORY AUDITORS               BOARD OF STATUTORY AUDITORS

(Number of Statutory Auditors)            (Number of Statutory Auditors)
Article 21.                               Article 25.
The Company shall have three (3) or more  The Company shall have three (3) or more
 statutory auditors.                       statutory auditors.

(Election)                                (Election)
Article 22.                               Article 26.
A resolution for election of statutory    A resolution for election of statutory
 auditors shall be made by a majority of   auditors shall be made by a majority of
 voting rights of the shareholders present voting rights of the shareholders present
 at the meeting where the shareholders     at the general meeting of shareholders
 representing one third (1/3) or more of   where the shareholders representing one
 the total number of the voting rights of  third (1/3) or more of the total number
 all shareholders are present.             of the voting rights of all shareholders
                                           entitled to vote thereat are present.

(Term of Office of Statutory Auditors)    (Term of Office of Statutory Auditors)
Article 23.                               Article 27.
                                          The term of office of statutory auditors
                                           shall expire at the close of the ordinary
                                           general meeting of shareholders in
                                           relation to the last business year ending
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The term of office of statutory auditors   within four (4) years following their
 shall expire at the close of the ordinary election to office.
 general meeting of shareholders in
 relation to the last settlement of
 accounts within four (4) years following
 their assumption of office.
2.The term of office of a statutory       2.The term of office of a statutory
 auditor elected to fill a vacancy shall   auditor elected to fill a vacancy of
 expire at such time as the term of office his/her predecessor who retired or
 of his/her predecessor would otherwise    resigned prior to the expiration of term
 expire.                                   shall expire at such time as the term of
                                           office of his/her predecessor would
                                           otherwise expire.

(Full-time Statutory Auditors)            (Full-time Statutory Auditors)
Article 24.                               Article 28.
The statutory auditors shall appoint a    The Board of Statutory Auditors shall
 full-time statutory auditor(s) from among appoint a full-time statutory auditor(s)
 themselves.  A standing statutory         by a resolution thereof.  A standing
 auditor(s) may be appointed from among    statutory auditor(s) shall be appointed
 full-time statutory auditors through      from among full-time statutory auditors
 mutual consultation among statutory       through mutual consultation among
 auditors.                                 statutory auditors.

(Procedures for Convocation of the Meeting (Procedures for Convocation of the Meeting
 of the Board of Statutory Auditors)        of the Board of Statutory Auditors)
Article 25.                                Article 29.
A notice of the convocation of a meeting   A notice of the convocation of a meeting
 of the Board of Statutory Auditors shall   of the Board of Statutory Auditors shall
 be given to each statutory auditor at      be given to each statutory auditor at
 least three (3) days prior to the date     least three (3) days prior to the date
 set for such meeting; provided, however,   set for such meeting; provided, however,
 that such period may be shortened under    that such period may be shortened under
 pressing circumstances.                    pressing circumstances.

2. Matters concerning operation of        2. Matters concerning operation of
 meetings of the Board of Statutory        meetings of the Board of Statutory
 Auditors, etc. shall be governed by the   Auditors, etc. shall be governed by laws
 Regulations of Board of Statutory         and regulations, the Articles of
 Auditors to be prescribed by the Board of Incorporation and the Regulations of
 Statutory Auditors.                       Board of Statutory Auditors to be
                                           prescribed by the Board of Statutory
                                           Auditors.

(Remuneration and Retirement Allowances   (Remuneration)
 for                                      Article 30.
Statutory Auditors)                       The Remuneration and other compensation
Article 26.                                for statutory auditors shall be
The remuneration and retirement allowances determined by a general meeting of
 for statutory auditors shall be           shareholders.
 determined in a general meeting of
 shareholders.

(Exemption of Liability for Statutory     (Exemption of Liability for Statutory
 Auditors)                                 Auditors)
Article 26.2                              Article 31
The Company may, pursuant to the provision The Company may, pursuant to the
 of Article 280 paragraph 1 of the         provision of Article 426 Paragraph 1 of
 Commercial Code of Japan, with a          the Corporation Law of Japan, with a
 resolution of the Board of Directors,     resolution of the Board of Directors,
 exempt a statutory auditor (either        exempt a statutory auditor (either
 incumbent or past) from liabilities only  incumbent or past) from liabilities for
 to the extent permitted by laws or        damages under Article 423 Paragraph 1 of
 regulations.                              the Corporation Law of Japan with the
                                           limit of the amount for which the
                                           statutory auditor would have been liable
                                           to compensate, less the minimum amount of
                                           liability as prescribed by laws or
                                           regulations, if the requirements
                                           prescribed by laws or regulations are
                                           satisfied.

[New provision]                           2.The Company may, pursuant to Article 427
                                           Paragraph 1 of the Corporation Law of
                                           Japan, enter into an agreement with an
                                           outside statutory auditor under which
                                           liability of such statutory auditor
                                           against the Company for the damages under
                                           Article 423 Paragraph 1 of the
                                           Corporation Law of Japan shall be limited
                                           if the requirements prescribed by laws or
                                           regulations are satisfied; provided,
                                           however, that the limited amount of such
                                           damages pursuant to the agreement shall
                                           be the larger of the amount not less than
                                           10 million yen which has been determined
                                           in advance or the minimum amount of
                                           liability provided by laws or
                                           regulations.





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(Substitute Statutory Auditor)            [Deleted]
Article 27.
The Company may, in preparation for the
 case where the Company has a vacancy in
 the number of its statutory auditors
 provided by laws or regulations, elect a
 substitute statutory auditor at a general
 meeting of shareholders in advance.
2.A resolution for election of a
 substitute statutory auditor shall be
 made by a majority of voting rights of
 the shareholders present at the meeting
 where the shareholders representing one
 third (1/3) or more of the total number
 of the voting rights of all shareholders
 are present.
3.A resolution for election of a
 substitute statutory auditor shall remain
 effective until the holding of the
 immediate subsequent ordinary general
 meeting of shareholders.
4.In case a substitute statutory auditor
 assumes the office of a statutory
 auditor, the term of office of such
 statutory auditor shall expire at such
 time as the term of office of his/her
 predecessor would otherwise expire.

CHAPTER VI.    ACCOUNTING                 CHAPTER VI.    ACCOUNTING

(Fiscal Year)                             (Business Year)
Article 28.                               Article 32.
The fiscal year of the Company shall      The business year of the Company shall
 commence on April 1 of each year and end  commence on April 1 of each year and end
 on March 31 of the following year.        on March 31 of the following year.

(Fixing of Shareholders for Payment of    (Record Date for Surplus Distribution)
 Dividends)                               Article 33.
Article 29.                               The record date for year-end dividend
Dividends shall be paid to the             distribution shall be March 31 of each
 shareholders or pledgees who are listed   year.
 on recorded in the last register of
 shareholders as of March 31 of each year,
 or the holders of fractional shares who
 are listed on recorded in the last
 original register of fractional shares as
 of the same date or who deposited their
 fractional share certificates with the
 Company as of such date.

(Interim Dividends)
Article 30.
The Company may, by resolution of the     2.The Company may, by resolution of the
 Board of Directors, pay interim dividends Board of Directors, pay interim dividends
 to shareholders or pledgees listed or     by fixing September 30 of each year as
 recorded in the last register of          the record date.
 shareholders as of September 30 in each
 year or the holders of fractional shares
 listed or recorded in the last original
 register of fractional shares as of the
 same day.

(Prescription Period of Dividends)        (Prescription Period of Dividends)
Article 31.                               Article 34.
In case dividends or interim dividends    In case any monetary dividends remain
 remain unclaimed for three (3) full years unclaimed for three (3) full years after
 after the first date of payment, the      the first date of payment, the Company
 Company shall be relieved from the        shall be relieved from the obligation to
 obligation to make payment thereof.       make payment thereof.
2.No interest shall accrue on the         2.No interest shall accrue on the
 outstanding dividends provided for in the outstanding dividends provided for in the
 preceding paragraph.                      preceding paragraph.














*(Translation Note: The amendment which is made in the original Japanese is a lexical one, and thus, such change is not reflected in the above translation.)

Item 5: Election of six directors
         Since the terms of office of five (5) incumbent directors. Fukuzo Inoue, Takamichi Miyoshi, Akihisa Watai, Yasurou Tanahashi, and Takashi Hiroi will expire at the closing of this ordinary general meeting of shareholders, the election of six (6) directors is proposed.

The candidates for the directors are as follows:
---------------------------- ------------------------------------------------------------------------- ----------
                                                                                                       Number
                                                                                                       of
           Name                                                                                        shares
      Date of birth                Careers & current positions in and outside of the Company           owned
---------------------------- ------------------------------------------------------------------------- ----------
Takamichi Miyoshi            Apr. 1993     Joined the Company                                          385
May 5, 1963                  Jun. 2002     Director of the same
                             Apr. 2004     Director, and General Manager,
                                           Strategy Planning Division, of the
                                           same
                             Jun. 2004     Director, and General Manager, of Strategy Planning
                                           Division, and Information Security Management Officer, of
                                           the same
                                           (Current position)
---------------------------- ------------- ----------------------------------------------------------- ----------
Akihisa Watai                Apr. 1989     Joined The Sumitomo Bank, Limited                           0
September 30, 1965                         (Current Sumitomo Mitsui Banking Corporation)
                             Aug. 1996     Temporarily transferred to the
                                           Company
                             Feb. 2000     Joined the Company
                             Apr. 2004     General Manager, Finance
                                           Division, of the same (Current
                                           position)
                             Jun. 2004     Director and Chief Financial
                                           Officer
                                           (Current position)
---------------------------- ------------- ----------------------------------------------------------- ----------
Yoshiaki Hisamoto            Apr. 1978     Joined Nippon Telegraph and Telephone Public Corporation    0
December 14, 1954            Jul. 1999     Senior Manager,  Global Business  Department and Corporate
                                           Planning Department of NTT Communications Corporation
                             Jun. 2005     Senior  Manager,  Accounts and Finance  Department  of the
                                           same
                                           (Current position)
---------------------------- ------------- ----------------------------------------------------------- ----------
Yasurou Tanahashi            Apr. 1963     Joined Fuji Iron & Steel Co., Ltd.                          0
January 4, 1941              Apr. 2000     Representative Director & President of Nippon
                                           Steel Information & Communication Systems Inc.
                             Apr. 2001     Representative Director & President of NS Solutions
                                           Corporation
                             Apr. 2003     Chairman,   Representative   Director   &   Chairman,   NS
                                           Solutions Corporation
                                           (Current position)
                             Jun. 2004     Director of the Company (Current position)
                             May. 2005     Chairman   of  Japan   Information   Technology   Services
                                           Industry Association (JISA)
                                           (Current position)
---------------------------- ------------- ----------------------------------------------------------- ----------
Takashi Hiroi                Apr. 1986     Joined Nippon Telegraph and Telephone Corporation           0
February 13, 1963            Apr. 2002     Senior Manager, Department 4, of the same
                             Jul. 2002     Senior Manager, Department 1, of the same
                             Jun. 2004     Director of the Company (Current position)
                             May. 2005     Senior  Manager,  Midterm  Corporate  Management  Strategy
                                           Division,  Nippon Telegraph and Telephone Corporation
                                            (Current position)
---------------------------- ------------- ----------------------------------------------------------- ----------
Senji Yamamoto               Apr. 1970     Joined Sony Corporation                                     0
April 14, 1946               Jan. 1998     President of Sony Communication Network Corporation
                             Jun. 2000     President and CEO of the same
                             Oct. 2005     Director of IIJ Technology Inc.
                                           (Current position)
                             Apr. 2006     Director of IIJ Financial Systems Corporation
                                           (Current position)
---------------------------- ------------- ----------------------------------------------------------- ----------

(Notes)
   (a) There is no special interest between the above candidates above and the Company.
   (b) Mr. Yasurou Tanahashi and Mr. Takashi Hiroi are candidates for outside director.

Item 6: Election of a statutory auditor
           The election of a statutory auditor is proposed as a replacement of one of the incumbent statutory auditors, Mr. Hideki Matsushita, who is to resign as statutory auditor at the closing of this ordinary general meeting of shareholders. Pursuant to the provisions of the Articles of Incorporation, the term of office of such statutory auditor as a replacement shall expire at such time as the term of office of Mr. Hideki Matsushita is to expire. Consent of the Board of statutory Auditors has been obtained for submission of this item of business.
       The candidate for the statutory auditor is as follow:

---------------------------- ------------------------------------------------------------------------- ----------
                                                                                                       Number
                                                                                                       of
           Name                                                                                        shares
      Date of birth                Careers & current positions in and outside of the Company           owned
---------------------------- ------------------------------------------------------------------------- ----------
Junichi Tate                 Apr. 1974     Joined The Dai-ichi Mutual Life Insurance Company
November 6, 1949             Apr. 2002     General Manager of International Corporate Relations           0
                                           Dept. of the same
                             Apr. 2006     Staff General Manager of
                                           Corporate Planning Dept. No.2
                                           (Current position)
---------------------------- ------------- ----------------------------------------------------------- -----------

(Notes)
  (a) There is no special interest between the above candidate and the Company.
  (b) Mr. Junichi Tate is a candidate for outside statutory auditor.

Item 7: Granting of retirement allowance to a retiring statutory auditor Payment of retirement allowances is proposed, to such reasonable extant as is based on the rules of the Company, to Mr. Hideki Matsushita, a statutory auditor who is to retire from the position at the closing of this ordinary general meeting of shareholders, in order to reward his efforts during his term. Shareholders are requested to entrust statutory auditors with the determination of the amount, time and manner of payment of such retirement allowances.
        A brief summary of the career of the retiring statutory auditor is as follows:

--------------------------- ---------------------------------------------------------------------------------------
           Name                                                     Resume
--------------------------- ------------ --------------------------------------------------------------------------
Hideki Matsushita           Jun. 1998    Appointed to Standing Statutory Auditor of the Company
                                         (Current position)
--------------------------- ------------ --------------------------------------------------------------------------